UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

SEC File Number
001-33365
CUSIP NUMBER
138103-106
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR
	For Period Ended:		June 30, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Cantaloupe, Inc.

Full Name of Registrant

Former Name if Applicable

100 Deerfield Lane, Suite 300

Address of Principal Executive Office (Street and Number)

Malvern, PA 19355

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The principal reason for the delay in filing our annual report on Form 10-K is that we are evaluating our business combination accounting related to the acquisition of Three Square Market, Inc. and management’s overall assessment of the effectiveness of our internal controls over financial reporting as of June 30, 2023. Specifically, the Company is in the process of finalizing its evaluation of internal controls related to purchase accounting and may identify additional control deficiencies that rise to the level of a material weakness based on further review and analysis.  While the Company has made good progress in the remediation of the material weaknesses identified in our June 30, 2022 Form 10-K, based on our current assessments of the effectiveness of internal control over financial reporting, we expect the material weaknesses will still be present in our June 30, 2023 Form 10-K.

For these principal reasons, we are unable to file our Annual Report on Form 10-K within the prescribed time period, which delay we could not eliminate without unreasonable effort and expense. We will file our 2023 Form 10-K within the 15 calendar days extension period as provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

We currently anticipate the 2023 Form 10-K will contain no material changes to the full year of 2023 and fourth quarter of 2023 results announced in our press release dated September 6, 2023.

Cautionary Note Regarding Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this report, words such as “may,” “could,” “expect,” “intend,” “plan,” “seek,” “anticipate,” “believe,” “estimate,” “guidance,” “predict,” “potential,” “continue,” “likely,” “will,” “would” and variations of these terms and similar expressions, or the negative of these terms or similar expressions, as they relate to Cantaloupe or its management, may identify forward-looking statements. Such forward-looking statements are based on the reasonable beliefs of Cantaloupe's management, as well as assumptions made by and information currently available to Cantaloupe's management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including but not limited to the incurrence by Cantaloupe of any unanticipated or unusual non-operational expenses which would require us to divert our cash resources from achieving our business plan; the uncertainties associated with COVID-19, including its possible effects on Cantaloupe’s operations, financial condition and the demand for Cantaloupe’s products and services; the ability of Cantaloupe to predict or estimate its future quarterly or annual revenue and expenses given the developing and unpredictable market for its products; the ability of Cantaloupe to retain key customers from whom a significant portion of its revenues is derived; the ability of Cantaloupe to compete with its competitors to obtain market share; the ability of Cantaloupe to make available and successfully upgrade current customers to new standards and protocols; whether Cantaloupe's existing or anticipated customers purchase, rent or utilize our products or services in the future at levels currently anticipated by Cantaloupe; the ability of Cantaloupe to execute on mergers, acquisitions and/or strategic alliances, including the timing and closing of acquisitions and our ability to integrate and operate such acquisitions consistent with our forecasts; disruptions to our systems, breaches in the security of transactions involving our products or services, or failure of our processing systems; geopolitical conflicts, such as the ongoing conflict between Russia and Ukraine; our ability to timely file periodic reports with the U.S. Security and Exchange Commission, including our statements related to our ability to file within the extension period of 15 calendar days as provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended; or other risks discussed in Cantaloupe’s filings with the U.S. Securities and Exchange Commission, including but not limited to its Annual

Report on Form 10-K for the year ended June 30, 2023 and Quarterly Report on Form 10-Q for the periods ended September 30, 2022, December 31, 2022 and March 31, 2023. Readers are cautioned not to place undue reliance on these forward-looking statements.

Any forward-looking statement made by us in this release speaks only as of the date of this release. Unless required by law, Cantaloupe does not undertake to release publicly any revisions to these forward-looking statements to reflect future events or circumstances or to reflect the occurrence of unanticipated events. If Cantaloupe updates one or more forward-looking statements, no inference should be drawn that Cantaloupe will make additional updates with respect to those or other forward-looking statements.

PART IV - OTHER INFORMATION

1.Name and telephone number of person to contact in regard to this notification

Anna Novoseletsky	610	989-0340
(Name)	(Area Code)	(Telephone Number)

2.Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes    ☑    No    ☐

3.    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes    ☐    No    ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cantaloupe, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	September 13, 2023	By:	/s/ Anna Novoseletsky
Anna Novoseletsky,
Chief Legal & Compliance Officer and General Counsel